UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2002

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)


                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes       No  x
             ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

ASUR                                                    Breakstone & Ruth
AEROPUERTOS DEL SURESTE                                  Luca Biondolillo
  Lic. Adolfo Castro                                     (646) 536-7012
  (52) 55-5284-0408                              Lbiondolillo@breakstoneruth.com
acastro@asur.com.mx

                 ASUR Announces Passenger Traffic for July 2002

Mexico City, August 7, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of July 2002 decreased by 2.0 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 28-day period from July 3 through July 30, 2002, and the equivalent 28-day period last year from July 4 through July 31, 2001. Transit and general aviation passengers are excluded.


         --------------------------------------------------------------------
         Airport           July 2001            July 2002            % Change
         --------------------------------------------------------------------
         Cancun             706,504              720,498                 2.0
         Cozumel             61,019               51,006               (16.4)
         Huatulco            30,026               26,288               (12.4)
         Merida              86,692               79,323                (8.5)
         Minatitlan          10,687                9,826                (8.1)
         Oaxaca              37,713               35,663                (5.4)
         Tapachula           17,158               14,838               (13.5)
         Veracruz            45,100               40,360               (10.5)
         Villahermosa        44,250               40,891                (7.6)
         --------------------------------------------------------------------
         ASUR Total       1,039,149            1,018,693                (2.0)
         --------------------------------------------------------------------


                                    - More -

By week, ASUR's total passenger traffic from July 3 through July 30, 2002, varied year-over-year as follows:

o   Decreased by 1.0 percent for the seven-day period from July 3 through 9;
o   Decreased by 5.0 percent for the seven-day period from July 10 through 16;
o   Decreased by 1.3 percent for the seven-day period from July 17 through 23;
    and
o   Decreased by 0.6 percent for the seven-day period from July 24 through 30.


         ----------------------------------------------------------------------
                                   % Change July 3 thru July 30, 2002,
         Airport                       vs. July 4 thru July 31, 2001
         ----------------------------------------------------------------------
                            July 3         July 10        July 17       July 24
                             To 9           To 16          To 23         To 30
                            7 Days         7 Days         7 Days        7 Days
         Cancun               3.1           (1.8)           2.7           4.0
         Cozumel            (13.5)         (21.6)         (17.1)        (13.5)
         Huatulco           (11.7)         (20.5)          (7.8)         (9.6)
         Merida              (9.2)          (9.6)          (6.0)         (9.3)
         Minatitlan           0.0          (12.6)         (14.6)         (3.8)
         Oaxaca               1.5           (6.4)         (10.5)         (4.5)
         Tapachula          (17.5)         (10.3)         (16.0)        (10.2)
         Veracruz           (20.4)          (4.2)          (3.4)        (13.9)
         Villahermosa        (3.6)          (7.2)          (7.5)        (11.6)
         ----------------------------------------------------------------------
         ASUR TOTAL          (1.0)          (5.0)          (1.3)         (0.6)
         ----------------------------------------------------------------------


         About ASUR:

         Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.


                                    - ENDS -

          BLVD. AVILA CAMACHO NO. 40, 6 PISO COL. LOMAS DE CHAPULTEPEC,
                            C.P. 11000 MEXICO, D.F.
                 TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Grupo Aeroportuario del Sureste,
                                         S.A. de C.V.


                                       By:
                                           -----------------------------------
                                       Name: Adolfo Castro Rivas
                                       Title: Director of Finance (Principal
                                               Financial and Accounting Officer)


Dated: August 8, 2002